SENIOR FLOATING INCOME FUND, INC.



                                                              April 17, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549


     Re: Senior Floating Income Fund, Inc. (File Nos. 333-67803, 811-9111)
         Request for Withdrawal of Registration Statement on Form N-8F
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Ladies and Gentlemen:

     We hereby request that the Registration Statement on Form N-2 of Senior Floating Income Fund, Inc. (the "Fund") as filed with the Securities and Exchange Commission (the "Commission") on November 24, 1998, together with the exhibits attached thereto, be withdrawn. The Board of Directors of the Fund has determined not to commence operations of the Fund, and therefore to abandon the registration of the Fund.

     The Fund also requests withdrawal of the aforementioned Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.



                                      Sincerely,

                                      /s/ Terry K. Glenn
                                      ------------------------
                                      Terry K. Glenn
                                      Executive Vice President